Exhibit 99.1

Cellectis Reports First Quarter 2016 Financial Results

- Initiated UCART123 GMP production concept

- Secured strategic supply of key materials for GMP manufacturing

- Strong cash position of $315 million (€276 million) as of March, 31 2016

NEW YORK--(BUSINESS WIRE)--May 11, 2016--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS - Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced its results for the three-month period ended March 31, 2016.

“We are excited to monitor the results presented by Great Ormond Street Hospital – University College of London describing clinical application of allogeneic, off-the-shelf CAR T-cells in young ALL patients with high medical need who exhausted all other treatment options. We are looking forward to seeing more data updates from our partners and bringing our CAR T-cell programs into the clinic, starting with UCART123 for AML patients,” said André Choulika, CEO, Cellectis.

Recent Corporate Highlights

  New agreement with CELLforCURE for the cGMP manufacturing of clinical batches of UCART123, Cellectis’ lead product candidate, and for the implementation of cGMP manufacturing processes designed and developed by Cellectis.
  Supply and license agreement with Takara Bio Inc. for recombinant human fibronectin fragment RetroNectin® to support Cellectis’ manufacturing processes and production capabilities.
  Publication in Scientific Reports, part of Nature Publishing Group, describing the design and development of a new CAR architecture with an integrated switch-on system that allows control over CAR T-cell functions.
  Research collaboration and license agreement with MabQuest SA for the development of a new class of anti PD-1 monoclonal antibodies.

  Cellectis gave a presentation at the Cowen and Company 36th Annual Health Care Conference on March 9, 2016 in Boston, MA.
  Scientific presentations at AACR, New Orleans:
  Allogeneic TCRα/CS1 double knockout T-cell bearing an anti-CS1 chimeric antigen receptor: an improved immunotherapy approach for the treatment of Multiple Myeloma, presented by Roman Galetto, Cellectis.
  Improved safety by a non-lethal switch to control CAR activity at the T-cell surface membrane, presented by Laurent Poirot, Cellectis.
  Appointment of Dr. Loan Hoang-Sayag to the role of Chief Medical Officer. Dr. Hoang-Sayag joined Cellectis from Quintiles Transnational, where she was most recently Senior Director of Medical Science.
  Calyxt, Cellectis’ plant science subsidiary, has purchased a 10-acre parcel in the St. Paul suburb of Roseville, MN, to build a new greenhouse and company headquarter.

Financial Results

As previously announced, commencing with this report of first quarter results Cellectis will now publish quarter-over-quarter comparative figures.

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

First Quarter 2016 Financial Results

Cash: As of March 31, 2016 Cellectis had €276.5 million in total cash, cash equivalents and current financial assets compared to €314.2 million as of December 31, 2015. This notably reflects (i) the initiation of industrial GMP UCART123 production, (ii) increased expenses in GMP materials (iii) payment of €7.2 million of Value Added Taxes related to the proceeds received in the fourth quarter of 2015 from Servier and (iv) Calyxt’s acquisition of a 10-acre parcel for €5.2 million. The change was also attributable to the unrealized translation effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts.

Revenues and Other Income: During the three months ended March 31, 2015 and 2016, we recorded €9.2 million and €9.5 million, respectively, in revenues and other income.

Total Operating Expenses and Other Operating Income: Total operating expenses and other operating income for the first quarter of 2016 were €29.9 million, compared to €12.8 million for the first quarter of 2015. The non-cash stock-based compensation expenses included in these amounts were €13.4 million and €0.8 million, respectively.

R&D Expenses: For the three months ended March 31, 2015 and 2016, research and development expenses increased by €11.4 million from €7.4 million in 2015 to €18.9 million in 2016. Personnel expenses increased by €7.2 million from €4.7 million in 2015 to €11.9 million in 2016, notably due to a €1.0 million increase in wages and salaries, and a €7.2 million increase in non-cash stock based compensation expense, partly offset by a €1.0 million decrease in social charges on stock option and free shares grants. Purchases and external expenses increased by €4.2 million from €2.4 million in 2015 to €6.6 million in 2016, due to increased expenses related to innovation and platform development, including payments to third parties participating in product development, purchases of biological raw materials and expenses associated with the use of laboratories and other facilities.

SG&A Expenses: During the three months ended March 31, 2015 and 2016, we recorded €5.4 million and €10.5 million, respectively, of selling, general and administrative expenses. The increase of €5.2 million primarily reflects (i) an increase of €4.5 million in personnel expenses from €3.7 million to €8.3 million, attributable, among other things, to an increase of €5.4 million of non-cash stock-based compensation expense, partly offset by a decrease of €1.1 million of social charges on stock options and free share grants, and (ii) an increase of €0.8 million in purchases and external expenses.

Financial gain (loss): The financial gain was €9.9 million for the first quarter of 2015 compared with financial loss of €9.1 million for the first quarter of 2016, which does not reflect actions undertaken to mitigate the impact of currency exchange rate fluctuations that were adopted at the end of the first quarter of 2016. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts.

Net Loss Attributable to Shareholders of Cellectis: During the three months ended March 31, 2015 and 2016, we recorded a net income of €6.3 million (or €0.20 per share on a basic basis and €0.19 per share on a diluted basis) and a loss of €29.5 million (or €0.84 per share on both a basic and diluted basis), respectively. Adjusted net loss attributable to shareholders of Cellectis for the first quarter of 2016 was €16.1 million (€0.46 per share on both a basic and a diluted basis) compared to adjusted net income attributable to shareholders of Cellectis of €7.0 million (€0.22 per share on both a basic and a diluted basis), for the first quarter of 2015. Adjusted net income (loss) attributable to shareholders of Cellectis for the first quarter of 2016 and 2015 excludes a non-cash stock-based compensation expense of €13.4 million and €0.8 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for a reconciliation of GAAP net income to adjusted net income.

Financial Guidance: Cellectis expects that its cash, cash equivalents and Current financial assets of €276.5 million as of March 31, 2016 will be sufficient to fund its current operations through 2018.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION (unaudited) (€ in thousands, except per share data)

As of
	December 31, 2015	March 31, 2016

ASSETS
Non-current assets
Intangible assets	956	1 161
Property, plant, and equipment	5 043	11 656
Other non-current financial assets	845	821
Total non-current assets	6 844	13 638

Current assets
Inventories and accumulated costs on orders in process	158	103
Trade receivables	6 035	5 609
Subsidies receivables	9 102	11 151
Other current assets	4 685	7 629
Current financial assets, cash and cash equivalent	314 238	276 513
Total current assets	334 218	301 005
TOTAL ASSETS	341 062	314 643

LIABILITIES
Shareholders’ equity
Share capital	1 759	1 761
Premiums related to the share capital	420 682	434 251
Treasury share reserve	(184)	(190)
Currency translation adjustment	(1 631)	(3 526)
Retained earnings	(137 188)	(157 729)
Net income (loss)	(20 544)	(29 464)
Total shareholders’ equity - Group Share	262 894	245 104
Non-controlling interests	725	829
Total shareholders’ equity	263 619	245 932

Non-current liabilities
Non-current financial debt	66	55
Non-current provisions	437	454
Total non-current liabilities	503	509

Current liabilities
Current financial debt	1 921	1 896
Trade payables	6 611	7 912
Deferred revenues and deferred income	54 758	50 168
Current provisions	953	1 038
Other current liabilities	12 697	7 189
Total current liabilities	76 940	68 202
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	341 062	314 643

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS – FIRST QUARTERS (unaudited) (€ in thousands, except per share data)

	For the three-month period ended March 31,
	2015	2016

Revenues and other income
Revenues	8 428	6 978
Other income	791	2 521
Total revenues and other income	9 219	9 499

Operating expenses and other operating income (expenses)
Royalty expenses	(427)	(433)
Research and development expenses (1)	(7 436)	(18 870)
Selling, general and administrative expenses (1)	(5 359)	(10 529)
Other operating income	350	122
Redundancy plan	207	1
Other operating expenses	(112)	(199)
Total operating expenses and other operating income (expenses)	(12 777)	(29 908)

Operating income (loss)	(3 558)	(20 409)

Financial gain (loss)	9 874	(9 055)

Income (loss) from continuing operations	6 316	(29 464)
Net income (loss)	6 316	(29 464)
Attributable to shareholders of Cellectis	6 146	(29 464)
Attributable to non-controlling interests	171	-

Basic earnings attributable to shareholders of Cellectis per share (€/share)	0,20	(0,84)

Diluted earnings attributable to shareholders of Cellectis per share (€/share)	0,19	(0,84)

___________________

(1) Cellectis reclassified certain expenses related to the year ended December 31, 2015 from SG&A expenses to R&D expenses in the fourth quarter of 2015. This allocation change is effective starting in 2015, and is due to the increased level of efforts towards our R&D activities in order to develop product candidates and work toward clinical phases. Starting in 2015, we classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in Research and development expense based on the time that employees spent contributing to research and development activities versus general and administrative activities. We approved the allocation in the Q4 2015 and assess the performance of the consolidated company based on this new classification.

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents Adjusted Net Income (Loss) attributable to shareholders of Cellectis in this press release. Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net Income (Loss) attributable to shareholders of Cellectis, the most directly comparable financial measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net Income (Loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of Adjusted Net Income (Loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industries which have similar Stock-based compensations, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report Adjusted Net Income (Loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted Net Income (Loss) attributable to shareholders of Cellectis alongside our other IFRS financial results, including Net Income (Loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First Quarter (unaudited) (€ in thousands, except per share data)

	For the three-month period ended March 31,
	2015	2016

Net Income (Loss) attributable to shareholders of Cellectis	6 146	(29 464)
Adjustment: Non-cash stock-based compensation expense	839	13 414
Adjusted Income (Loss) attributable to shareholders of Cellectis	6 985	(16 050)

Basic Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	0,22	(0,46)

Weighted average number of outstanding shares, basic (units)	31 321 659	35 195 281

Diluted Adjusted Income (Loss) attributable to shareholders of Cellectis (€/share)	0,22	(0,46)

Weighted average number of outstanding shares, diluted (units)	31 648 249	35 563 743

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions and include, but are not limited to, statements regarding the outlook for Cellectis’ future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances, many of which are beyond Cellectis’ control. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Cellectis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

CONTACT:
Media:
Cellectis
Jennifer Moore, +1 917-580-1088
VP Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, +1 212-896-1241
ckasunich@kcsa.com
or
Investor relations:
Cellectis
Simon Harnest, +1 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com